UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 25, 2011

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On April 25, 2011, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to first quarter 2011 consolidated earnings. A copy of the press release relating to such announcement, dated April 25, 2011, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated April 25, 2011*

_____

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 25, 2011

By: /s/ David V. Devault
David V. Devault
Senior Executive Vice President,
Secretary and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 25, 2011*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: April 25, 2011
FOR IMMEDIATE RELEASE

Washington Trust Announces First Quarter 2011 Earnings
Up 31% from First Quarter 2010

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Select®; symbol: WASH), parent company of The Washington Trust Company, today announced first quarter 2011 net income of $6.8 million, or 42 cents per diluted share, up by 31% from the $5.2 million, or 32 cents per diluted share, reported for the first quarter of 2010. As compared to the linked quarter, first quarter 2011 results declined by $411 thousand, or 2 cents per diluted share, reflecting decreased residential mortgage banking activity.

Joseph J. MarcAurele, Washington Trust Chairman, President and CEO, stated "Washington Trust posted solid results for the first quarter and I'm pleased with the momentum that we've maintained over the past several quarters. All of our lines of business performed well and we are excited about the growth opportunities presented by our new Burlington, Massachusetts, mortgage office and the East Providence branch office, which will open later this year."

Financial Highlights:

- Net interest margin continued an upward trend to 3.16%, compared to 3.05% for the fourth quarter of 2010 and 2.78% for the first quarter of 2010.
- Wealth management revenues increased by $242 thousand, or 4%, on a linked quarter basis and by $774 thousand, or 12%, from the first quarter of 2010. Assets under administration increased by 4% in the quarter and by 6% in the last twelve months.
- Due to an increase in market interest rates, residential mortgage refinancing and sales activity declined from the high levels experienced in latter half of 2010. Net gains on loan sales and commissions on loans originated for others declined by $1.6 million on a linked quarter basis and by $35 thousand from the first quarter of 2010.
- Total loan growth amounted to $34 million, or 2%, in the first quarter of 2011, with commercial loan growth of $29 million.
- Total deposits grew by $13 million, or 1%, in the first quarter of 2011, including a $46 million, or 20%, increase in demand deposits.

-M O R E-

- The overall level of nonperforming assets remained fairly stable in the quarter, with total nonperforming assets at 0.77% of total assets at March 31, 2011, compared to 0.79% at December 31, 2010.

Net Interest Income

Net interest income totaled $20.3 million for the first quarter of 2011, up by $74 thousand from the fourth quarter of 2010 and up by $2.3 million from the first quarter of 2010.

The net interest margin for the first quarter of 2011 was 3.16%, up by 11 basis points from the fourth quarter of 2010, reflecting a 7 basis point increase in the yield on interest-earning assets. The net interest margin increased by 38 basis points over the first quarter of 2010, due in large part to a reduction in funding costs.

Noninterest Income

Noninterest income totaled $11.7 million for the first quarter of 2011, down by $1.7 million, or 13%, on a linked quarter basis, primarily due to lower levels of residential mortgage refinancing and sales activity. On a year over year basis, noninterest income was up by $1.2 million, or 12%, reflecting increases in wealth management revenues and merchant processing fees.

Wealth management revenues for the first quarter of 2011 increased by $774 thousand, or 12%, over the first quarter of 2010. Wealth management assets under administration totaled $4.119 billion at March 31, 2011, up by $152 million, or 4%, from December 31, 2010 and up by $250 million, or 6%, from March 31, 2010.

Merchant processing fees for the first quarter of 2011 were up by $338 thousand, or 21%, from the first quarter of 2010 primarily due to growth in the volume of transactions processed for existing and new customers. Washington Trust also experienced a corresponding increase of $312 thousand, or 23%, in merchant processing costs (included in noninterest expenses), for third-party costs directly attributable to handling of merchant credit card transactions.

Noninterest Expenses

Noninterest expenses totaled $20.7 million for the first quarter of 2011. In the fourth quarter of 2010 Washington Trust made a $350 thousand contribution to its charitable foundation. Excluding this fourth quarter charitable contribution, noninterest expenses decreased by $706 thousand, or 3%, on a linked quarter basis, reflecting lower commissions and incentives and foreclosed property costs. On a year over year basis, noninterest expenses were up by $1.1 million, or 5%.

-M O R E-

Income tax expense amounted to $3.0 million for the first quarter of 2011, compared to $3.2 million for the fourth quarter of 2010 and $2.1 million for the first quarter of 2010. The effective tax rate for the first quarter was 30.5%, compared to 30.4% for the fourth quarter of 2010 and 29.1% for the first quarter of 2010.

Asset Quality

Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession) amounted to $22.3 million, or 0.77% of total assets, at March 31, 2011. Nonperforming assets declined by $666 thousand from the balance of $23.0 million, or 0.79% of total assets, at December 31, 2010, due to a $1.5 million decrease in property acquired through foreclosure or repossession, which was offset, in part, by an $869 thousand net increase in nonaccrual loans.

At March 31, 2011, total past due loans amounted to $27.3 million, or 1.34% of total loans, up by $2.0 million from the $25.3 million, or 1.27% of total loans, at December 31, 2010. The net increase in past due loans included one commercial real estate loan 37 days past due with a carrying value of $1.2 million that was also classified as a troubled debt restructured loan at March 31, 2011. In April, payments were received on this loan, bringing it current with its restructured terms.

At March 31, 2011, loans classified as troubled debt restructurings totaled $21.1 million, down by $1.3 million from the $22.4 million balance at December 31, 2010, reflecting payoffs and declassification from troubled debt restructuring status.

The loan loss provision charged to earnings amounted to $1.5 million for the first quarter of 2011, unchanged from the fourth quarter 2010 and first quarter 2010 levels. Net charge-offs remained relatively stable and amounted to $974 thousand in the first quarter of 2011 compared to $1.1 million in the fourth quarter of 2010 and $1.2 million in the first quarter of 2010. The allowance for loan losses was $29.1 million, or 1.43% of total loans, at March 31, 2011, compared to 1.43% of total loans at December 31, 2010.

Loans

Total loans grew by $34 million, or 2%, in the first quarter and totaled $2 billion at March 31, 2011. The growth was primarily in the commercial loan portfolio which increased by $29 million in the first quarter.

Deposits

Total deposits amounted to $2 billion at March 31, 2011, up by $13 million, or 1%, from the balance at December 31, 2010, including a $46 million increase in demand deposits.

-M O R E-

Capital Management

Capital levels remain comfortably above the regulatory minimums to be considered well capitalized, with total risk-based capital ratio of 12.92% at March 31, 2011 and 12.79% at December 31, 2010. Total shareholder's equity was $273.9 million at March 31, 2011, up by $5.0 million from the balance at December 31, 2010.

Dividends Declared

The Board of Directors declared a quarterly dividend of 22 cents per share for the quarter ended March 31, 2011. This was an increase of one cent per share over the most recent dividend rate. The dividend was paid on April 14, 2011 to shareholders of record on March 31, 2011.

Conference Call

Washington Trust will host a conference call on Monday, April 25, 2011 at 10:00 a.m. Eastern Time to discuss first quarter results. This call is being webcast and can be accessed through the Investor Relations section of the Washington Trust web site, www.washtrust.com. Individuals may dial in to the call at 1-877-317-6789. The international dial-in number is 1-412-317-6789 and the Canada dial-in number is 1-866-605-3852. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call. To listen to a replay of the conference call, dial 1-877-344-7529. For international access, dial 1-412-317-0088. The Conference Number for either replay is 449909. The replay will be available until 9:00 a.m. on May 10, 2011.

Background

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, eastern Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select® Market under the symbol "WASH." Investor information is available on the Corporation's web site: www.washtrust.com.

- M O R E -

Forward-Looking Statements
This press release contains certain statements that are "forward-looking statements". We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "outlook", "will", "should", and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Washington Trust. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Washington Trust to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission and as updated by our Quarterly Reports on Form 10-Q, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Supplemental Information – Explanation of Non-GAAP Financial Measures
In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), this press release contains certain non-GAAP financial measures. Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (unaudited)

(Dollars in thousands, except par value)		March 31, 2011		December 31, 2010
Assets:				
Cash and due from banks	$	68,113	$	85,971
Other short-term investments		6,296		6,765
Mortgage loans held for sale		2,985		13,894
Securities available for sale, at fair value;				
amortized cost $560,752 in 2011 and $578,897 in 2010		576,158		594,100
Federal Home Loan Bank stock, at cost		42,008		42,008
Loans:				
Commercial and other		1,056,388		1,027,065
Residential real estate		649,157		645,020
Consumer		324,092		323,553
Total loans		2,029,637		1,995,638
Less allowance for loan losses		29,109		28,583
Net loans		2,000,528		1,967,055
Premises and equipment, net		26,010		26,069
Investment in bank-owned life insurance		52,320		51,844
Goodwill		58,114		58,114
Identifiable intangible assets, net		7,614		7,852
Other assets		52,126		55,853
Total assets	$	2,892,272	$	2,909,525
Liabilities:				
Deposits:				
Demand deposits	$	274,798	$	228,437
NOW accounts		228,502		241,974
Money market accounts		387,923		396,455
Savings accounts		223,599		220,888
Time deposits		934,024		948,576
Total deposits		2,048,846		2,036,330
Federal Home Loan Bank advances		469,235		498,722
Junior subordinated debentures		32,991		32,991
Other borrowings		21,467		23,359
Other liabilities		45,848		49,259
Total liabilities		2,618,387		2,640,661
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 16,233,587 shares in 2011 and 16,171,618 shares in 2010		1,015		1,011
Paid-in capital		86,348		84,889
Retained earnings		182,136		178,939
Accumulated other comprehensive income		4,386		4,025
Total shareholders' equity		273,885		268,864
Total liabilities and shareholders' equity	$	2,892,272	$	2,909,525

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Dollars and shares in thousands, except per share amounts)	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010	
Interest income:				
Interest and fees on loans	$	24,259	$	23,968
Interest on securities:				
Taxable		4,773		6,051
Nontaxable		769		769
Dividends on corporate stock and Federal Home Loan Bank stock		67		55
Other interest income		24		21
Total interest income		29,892		30,864
Interest expense:				
Deposits		4,202		5,769
Federal Home Loan Bank advances		4,732		6,219
Junior subordinated debentures		390		630
Other interest expense		241		242
Total interest expense		9,565		12,860
Net interest income		20,327		18,004
Provision for loan losses		1,500		1,500
Net interest income after provision for loan losses		18,827		16,504
Noninterest income:				
Wealth management services:				
Trust and investment advisory fees		5,676		5,017
Mutual fund fees		1,123		1,110
Financial planning, commissions and other service fees		281		179
Wealth management services		7,080		6,306
Service charges on deposit accounts		932		849
Merchant processing fees		1,944		1,606
Card interchange fees		487		389
Income from bank-owned life insurance		476		439
Net gains on loan sales and commissions on loans originated for others		525		560
Net realized loss on securities		(29)		–
Net gains on interest rate swap contracts		76		68
Equity in losses of unconsolidated subsidiaries		(144)		(52)
Other income		383		365
Noninterest income, excluding other-than-temporary impairment losses		11,730		10,530
Total other-than-temporary impairment losses on securities		(54)		(2)
Portion of loss recognized in other comprehensive income (before taxes)		21		(61)
Net impairment losses recognized in earnings		(33)		(63)
Total noninterest income		11,697		10,467
Noninterest expense:				
Salaries and employee benefits		11,828		11,501
Net occupancy		1,321		1,224
Equipment		1,049		997
Merchant processing costs		1,669		1,357
Outsourced services		872		840
FDIC deposit insurance costs		723		794
Legal, audit and professional fees		492		518
Advertising and promotion		353		364
Amortization of intangibles		238		291
Foreclosed property costs		166		36
Other expenses		2,029		1,755
Total noninterest expense		20,740		19,677
Income before income taxes		9,784		7,294
Income tax expense		2,984		2,122
Net income	$	6,800	$	5,172
Weighted average common shares outstanding – basic		16,197.2		16,057.7
Weighted average common shares outstanding – diluted		16,229.8		16,063.9
Per share information: Basic earnings per common share	$	0.42	$	0.32
Diluted earnings per common share	$	0.42	$	0.32
Cash dividends declared per share	$	0.22	$	0.21

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	At or for the Quarters Ended				
(Dollars and shares in thousands, except per share amounts)	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
Financial Data:					
Total assets	$ 2,892,272	$ 2,909,525	$ 2,909,003	$ 2,929,853	$ 2,896,425
Total loans	2,029,637	1,995,638	2,011,148	1,972,498	1,937,524
Total securities	576,158	594,100	577,161	675,938	716,964
Total deposits	2,048,846	2,036,330	2,056,754	1,949,905	1,961,188
Total shareholders' equity	273,885	268,864	267,109	265,411	259,529
Net interest income	20,327	20,253	20,101	18,833	18,004
Provision for loan losses	1,500	1,500	1,500	1,500	1,500
Noninterest income, excluding other-than-temporary impairment losses	11,730	13,408	13,439	11,513	10,530
Net impairment losses recognized in earnings	(33)	-	-	(354)	(63)
Noninterest expenses	20,740	21,796	22,855	20,983	19,677
Income tax expense	2,984	3,154	2,815	2,211	2,122
Net income	6,800	7,211	6,370	5,298	5,172
Share Data:					
Basic earnings per common share	$ 0.42	$ 0.44	$ 0.39	$ 0.33	$ 0.32
Diluted earnings per common share	$ 0.42	$ 0.44	$ 0.39	$ 0.33	$ 0.32
Dividends declared per share	$ 0.22	$ 0.21	$ 0.21	$ 0.21	$ 0.21
Book value per share	$ 16.87	$ 16.63	$ 16.55	$ 16.46	$ 16.14
Tangible book value per share – Non-GAAP [1]	$ 12.82	$ 12.55	$ 12.45	$ 12.34	$ 11.99
Market value per share	$ 23.74	$ 21.88	$ 19.12	$ 17.04	$ 18.64
Shares outstanding at end of period	16,233.6	16,171.6	16,135.4	16,120.7	16,079.1
Weighted average common shares outstanding–basic	16,197.2	16,160.6	16,131.4	16,104.6	16,057.7
Weighted average common shares outstanding–diluted	16,229.8	16,182.7	16,136.3	16,111.3	16,063.9
Key Ratios:					
Return on average assets	0.94%	0.99%	0.87%	0.73%	0.71%
Return on average tangible assets – Non-GAAP [1]	0.96%	1.01%	0.89%	0.74%	0.73%
Return on average equity	10.04%	10.70%	9.53%	8.05%	8.00%
Return on average tangible equity – Non-GAAP [1]	13.26%	14.17%	12.67%	10.78%	10.80%
Capital Ratios:					
Tier 1 risk-based capital	11.65% (i)	11.53%	11.24%	11.22%	11.24%
Total risk-based capital	12.92% (i)	12.79%	12.50%	12.47%	12.50%
Tier 1 leverage ratio	8.49% (i)	8.25%	8.04%	7.94%	7.89%
Equity to assets	9.47%	9.24%	9.18%	9.06%	8.96%
Tangible equity to tangible assets – Non-GAAP [1]	7.36%	7.14%	7.07%	6.95%	6.81%
(i) – estimated					
Wealth Management Assets under Administration [2]:					
Balance at beginning of period	$ 3,967,207	$ 3,744,632	$ 3,626,871	$ 3,869,502	$ 3,735,646
Net investment appreciation (depreciation) & income	145,563	227,168	243,141	(250,445)	99,121
Net customer cash flows	6,437	(4,593)	(19,611)	7,814	34,735
Other [3]	–	–	(105,769)	–	–
Balance at end of period	$ 4,119,207	$ 3,967,207	$ 3,744,632	$ 3,626,871	$ 3,869,502

(1) See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

(2) Prior period amounts have been reclassified to conform to current period presentation.

(3) In the third quarter of 2010, the contractual nature of a client relationship changed, which reduced the frequency and scope of wealth management services performed by Washington Trust. While Washington Trust still maintains a consulting relationship with the client, management no longer considers these assets to be wealth management assets under administration. This change in reported assets under administration did not result in any change to the reported amount of wealth management revenues.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	For the Quarters Ended				
	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
Average Yield / Rate (taxable equivalent basis):					
Assets:					
Commercial and other loans	5.28%	5.22%	5.29%	5.23%	5.31%
Residential real estate loans, including mortgage loans held for sale	4.79%	4.76%	4.94%	5.05%	5.19%
Consumer loans	3.93%	3.96%	3.99%	4.00%	3.99%
Total loans	4.91%	4.87%	4.97%	4.97%	5.05%
Cash, federal funds sold and other short-term investments	0.22%	0.21%	0.20%	0.17%	0.24%
FHLBB stock	0.31%	−%	−%	−%	−%
Taxable debt securities	3.93%	3.79%	3.93%	3.93%	4.10%
Nontaxable debt securities	5.95%	5.76%	5.76%	5.82%	5.89%
Corporate stocks	8.07%	7.42%	7.72%	7.60%	7.58%
Total securities	4.23%	4.08%	4.19%	4.17%	4.33%
Total interest-earning assets	4.61%	4.54%	4.63%	4.64%	4.72%
Liabilities:					
NOW accounts	0.10%	0.12%	0.12%	0.12%	0.13%
Money market accounts	0.33%	0.34%	0.40%	0.56%	0.61%
Savings accounts	0.14%	0.14%	0.14%	0.17%	0.18%
Time deposits	1.61%	1.65%	1.74%	1.94%	2.13%
FHLBB advances	4.04%	4.13%	4.16%	4.08%	4.26%
Junior subordinated debentures	4.79%	5.15%	5.82%	5.43%	7.74%
Other	4.23%	4.43%	4.59%	4.63%	4.68%
Total interest-bearing liabilities	1.67%	1.70%	1.84%	2.00%	2.17%
Interest rate spread (taxable equivalent basis)	2.94%	2.84%	2.79%	2.64%	2.55%
Net interest margin (taxable equivalent basis)	3.16%	3.05%	3.01%	2.86%	2.78%

	At March 31, 2011			
(Dollars in thousands)	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available for Sale:				
Obligations of U.S. government-sponsored enterprises	$ 29,408	$ 3,495	$ −	$ 32,903
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	400,471	17,870	(753)	417,588
States and political subdivisions	79,450	2,420	(227)	81,643
Trust preferred securities:				
Individual name issuers	30,610	−	(5,533)	25,077
Collateralized debt obligations	4,428	−	(3,676)	752
Corporate bonds	13,872	1,206	(3)	15,075
Common stocks	659	147	−	806
Perpetual preferred stocks	1,854	460	−	2,314
Total securities available for sale	$ 560,752	$ 25,598	$ (10,192)	$ 576,158

(1) Net of other-than-temporary impairment losses recognized in earnings.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)		Period End Balances At				
		3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Loans:						
Commercial:	Mortgages	$ 551,069	$ 518,623	$ 522,355	$ 510,315	$ 493,102
	Construction & development	34,615	47,335	62,820	67,215	77,787
	Other	470,704	461,107	464,294	441,827	427,870
	Total commercial	1,056,388	1,027,065	1,049,469	1,019,357	998,759
Residential real estate:	Mortgages	636,916	634,739	622,975	610,245	597,481
	Homeowner construction	12,241	10,281	10,593	12,368	11,577
	Total residential real estate	649,157	645,020	633,568	622,613	609,058
Consumer:	Home equity lines	221,003	218,288	218,898	218,440	213,841
	Home equity loans	48,337	50,624	54,923	57,682	59,390
	Other	54,752	54,641	54,290	54,406	56,476
	Total consumer	324,092	323,553	328,111	330,528	329,707
	Total loans	$ 2,029,637	$ 1,995,638	$ 2,011,148	$ 1,972,498	$ 1,937,524

(Dollars in thousands)	At March 31, 2011	
	Balance	% of Total
Commercial Real Estate Loans by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 531,708	90.8%
New York, New Jersey, Pennsylvania	40,469	6.9%
New Hampshire	11,801	2.0%
Other	1,706	0.3%
Total commercial real estate loans (1)	$ 585,684	100.0%

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

(Dollars in thousands)	At March 31, 2011	
	Balance	% of Total
Residential Mortgages by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 619,932	95.5%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	13,319	2.1%
Ohio	7,489	1.2%
California, Washington, Oregon	3,464	0.5%
Colorado, New Mexico, Utah	2,102	0.3%
Georgia	1,674	0.3%
New Hampshire	702	0.1%
Wyoming	475	0.0%
Total residential mortgages	$ 649,157	100.0%

(Dollars in thousands)	Period End Balances At				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Deposits:					
Demand deposits	$ 274,798	$ 228,437	$ 242,455	$ 225,494	$ 204,317
NOW accounts	228,502	241,974	236,775	234,014	196,905
Money market accounts	387,923	396,455	408,828	378,004	397,896
Savings accounts	223,599	220,888	210,271	209,616	202,236
Time deposits	934,024	948,576	958,425	902,777	959,834
Total deposits	$ 2,048,846	$ 2,036,330	$ 2,056,754	$ 1,949,905	$ 1,961,188
Out-of-market brokered certificates of deposits included in time deposits	$ 51,778	$ 52,347	$ 69,385	$ 94,641	$ 88,748
In-market deposits, excluding out of market brokered certificates of deposit	$ 1,997,068	$ 1,983,983	$ 1,987,369	$ 1,855,264	$ 1,872,440

	Period End Balances At								
(Dollars in thousands)	Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010		June 30, 2010		Mar. 31, 2010
Nonperforming Assets:									
Commercial mortgages	$	6,068	$	6,624	$	6,426	$	6,680	$	8,933
Commercial construction and development		–		–		–		–		–
Other commercial		4,445		5,259		6,256		8,418		8,225
Residential real estate mortgages		8,265		6,414		6,080		6,850		6,395
Consumer		601		213		824		789		827
Total nonaccrual loans	$	19,379	$	18,510	$	19,586	$	22,737	$	24,380
Nonaccrual investment securities		752		806		841		872		1,154
Property acquired through foreclosure or repossession		2,163		3,644		2,612		2,338		1,974
Total nonperforming assets	$	22,294	$	22,960	$	23,039	$	25,947	$	27,508
Total past due loans to total loans		1.34%		1.27%		1.24%		1.45%		1.55%
Nonperforming assets to total assets		0.77%		0.79%		0.79%		0.89%		0.95%
Nonaccrual loans to total loans		0.95%		0.93%		0.97%		1.15%		1.26%
Allowance for loan losses to nonaccrual loans		150.21%		154.42%		143.80%		123.08%		113.66%
Allowance for loan losses to total loans		1.43%		1.43%		1.40%		1.42%		1.43%
Troubled Debt Restructured Loans:									
Accruing troubled debt restructured loans									
Commercial mortgages	$	10,071	$	11,736	$	11,812	$	6,176	$	5,813
Other commercial		4,554		4,594		2,498		2,224		1,217
Residential real estate mortgages		2,724		2,863		2,870		2,234		2,622
Consumer		417		509		817		997		1,398
Accruing troubled debt restructured loans		17,766		19,702		17,997		11,631		11,050
Nonaccrual troubled debt restructured loans									
Commercial mortgages		826		1,302		1,473		986		2,238
Other commercial		526		431		213		301		247
Residential real estate mortgages		1,785		948		823		381		887
Consumer		199		41		43		43		44
Nonaccrual troubled debt restructured loans		3,336		2,722		2,552		1,711		3,416
Total troubled debt restructured loans	$	21,102	$	22,424	$	20,549	$	13,342	$	14,466

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

		Period End Balances At			
(Dollars in thousands)	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
Past Due Loans:					
Loans 30–59 Days Past Due					
Commercial mortgages	$ 3,223	$ 2,185	$ 1,685	$ 3,898	$ 2,302
Other commercial loans	2,474	1,862	2,632	3,284	2,362
Residential real estate mortgages	2,986	3,073	2,828	2,680	1,549
Consumer loans	1,735	2,005	2,218	3,364	2,019
Loans 30–59 days past due	$ 10,418	$ 9,125	$ 9,363	$ 13,226	$ 8,232
Loans 60–89 Days Past Due					
Commercial mortgages	$ 1,626	$ 514	$ –	$ 19	$ 2,390
Other commercial loans	315	953	492	1,195	519
Residential real estate mortgages	1,345	1,477	430	861	1,035
Consumer loans	335	448	420	195	202
Loans 60-89 days past due	$ 3,621	$ 3,392	$ 1,342	$ 2,270	$ 4,146
Loans 90 Days or more Past Due					
Commercial mortgages	$ 5,242	$ 5,322	$ 4,952	$ 3,695	$ 8,374
Other commercial loans	2,524	3,376	4,240	2,919	3,142
Residential real estate mortgages	5,165	4,041	4,696	5,942	5,559
Consumer loans	317	11	277	634	635
Loans 90 days or more past due	$ 13,248	$ 12,750	$ 14,165	$ 13,190	$ 17,710
Total Past Due Loans					
Commercial mortgages	$ 10,091	$ 8,021	$ 6,637	$ 7,612	$ 13,066
Other commercial loans	5,313	6,191	7,364	7,398	6,023
Residential real estate mortgages	9,496	8,591	7,954	9,483	8,143
Consumer loans	2,387	2,464	2,915	4,193	2,856
Total past due loans	$ 27,287	$ 25,267	$ 24,870	$ 28,686	$ 30,088
Nonaccrual loans included in past due loans	$ 16,456	$ 14,894	$ 15,870	$ 17,881	$ 19,223

		For the Quarters Ended			
(Dollars in thousands)	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
Allowance for Loan Losses:					
Balance at beginning of period	$ 28,583	$ 28,165	$ 27,985	$ 27,711	$ 27,400
Provision charged to earnings	1,500	1,500	1,500	1,500	1,500
Charge-offs	(1,051)	(1,396)	(1,468)	(1,263)	(1,275)
Recoveries	77	314	148	37	86
Balance at end of period	$ 29,109	$ 28,583	$ 28,165	$ 27,985	$ 27,711
Net Loan Charge-Offs (Recoveries):					
Commercial mortgages	$ 333	$ 226	$ (96)	$ 531	$ 491
Other commercial	509	695	1,026	558	508
Residential real estate mortgages	118	(99)	301	90	121
Consumer	14	260	89	47	69
Total	$ 974	$ 1,082	$ 1,320	$ 1,226	$ 1,189

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes, net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Three months ended March 31,	2011			2010		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Commercial and other loans	$ 1,037,379	$ 13,505	5.28%	$ 985,807	$ 12,904	5.31%
Residential real estate loans, including						
mortgage loans held for sale	651,277	7,700	4.79%	615,507	7,874	5.19%
Consumer loans	324,046	3,144	3.93%	329,312	3,239	3.99%
Total loans	2,012,702	24,349	4.91%	1,930,626	24,017	5.05%
Cash, federal funds sold						
and other short-term investments	43,945	24	0.22%	35,770	21	0.24%
FHLBB stock	42,008	32	0.31%	42,008	–	–%
Taxable debt securities	492,213	4,773	3.93%	598,171	6,051	4.10%
Nontaxable debt securities	79,452	1,166	5.95%	79,582	1,156	5.89%
Corporate stocks	2,513	50	8.07%	4,013	75	7.58%
Total securities	574,178	5,989	4.23%	682,766	7,282	4.33%
Total interest-earning assets	2,672,833	30,394	4.61%	2,691,170	31,320	4.72%
Non interest-earning assets	211,785			204,986		
Total assets	$ 2,884,618			$ 2,896,156		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 224,977	$ 58	0.10%	$ 194,471	$ 64	0.13%
Money market accounts	399,312	323	0.33%	409,214	617	0.61%
Savings accounts	220,352	75	0.14%	196,880	85	0.18%
Time deposits	946,431	3,746	1.61%	951,453	5,003	2.13%
FHLBB advances	475,370	4,732	4.04%	591,974	6,219	4.26%
Junior subordinated debentures	32,991	390	4.79%	32,991	630	7.74%
Other	23,123	241	4.23%	20,986	242	4.68%
Total interest-bearing liabilities	2,322,556	9,565	1.67%	2,397,969	12,860	2.17%
Demand deposits	249,503			200,203		
Other liabilities	41,568			39,506		
Shareholders' equity	270,991			258,478		
Total liabilities and shareholders' equity	$ 2,884,618			$ 2,896,156		
Net interest income (FTE)		$ 20,829			$ 18,460	
Interest rate spread			2.94%			2.55%
Net interest margin			3.16%			2.78%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

Three months ended March 31,	2011	2010
Commercial and other loans	$ 90	$ 49
Nontaxable debt securities	397	387
Corporate stocks	15	20
Total	$ 502	$ 456

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

	At or for the Quarters Ended				
(Dollars in thousands, except per share amounts)	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010
Calculation of Tangible Book Value per Share:					
Total shareholders' equity at end of period	$ 273,885	$ 268,864	$ 267,109	$ 265,411	$ 259,529
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	7,614	7,852	8,089	8,362	8,652
Total tangible shareholders' equity at end of period	$ 208,157	$ 202,898	$ 200,906	$ 198,935	$ 192,763
Shares outstanding at end of period	16,233.6	16,171.6	16,135.4	16,120.7	16,079.1
Book value per share – GAAP	$ 16.87	$ 16.63	$ 16.55	$ 16.46	$ 16.14
Tangible book value per share – Non-GAAP	$ 12.82	$ 12.55	$ 12.45	$ 12.34	$ 11.99
Calculation of Tangible Equity to Tangible Assets:					
Total tangible shareholders' equity at end of period	$ 208,157	$ 202,898	$ 200,906	$ 198,935	$ 192,763
Total assets at end of period	$ 2,892,272	$ 2,909,525	$ 2,909,003	$ 2,929,853	$ 2,896,425
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	7,614	7,852	8,089	8,362	8,652
Total tangible assets at end of period	$ 2,826,544	$ 2,843,559	$ 2,842,800	$ 2,863,377	$ 2,829,659
Equity to assets - GAAP	9.47%	9.24%	9.18%	9.06%	8.96%
Tangible equity to tangible assets – Non-GAAP	7.36%	7.14%	7.07%	6.95%	6.81%
Calculation of Return on Average Tangible Assets:					
Net income	$ 6,800	$ 7,211	$ 6,370	$ 5,298	$ 5,172
Total average assets	$ 2,884,618	$ 2,912,770	$ 2,931,816	$ 2,920,838	$ 2,896,156
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	7,730	7,967	8,216	8,503	8,794
Total average tangible assets	$ 2,818,774	$ 2,846,689	$ 2,865,486	$ 2,854,221	$ 2,829,248
Return on average assets - GAAP	0.94%	0.99%	0.87%	0.73%	0.71%
Return on average tangible assets – Non-GAAP	0.96%	1.01%	0.89%	0.74%	0.73%
Calculation of Return on Average Tangible Equity:					
Net income	$ 6,800	$ 7,211	$ 6,370	$ 5,298	$ 5,172
Total average shareholders' equity	$ 270,991	$ 269,570	$ 267,431	$ 263,138	$ 258,478
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	7,730	7,967	8,216	8,503	8,794
Total average tangible shareholders' equity	$ 205,147	$ 203,489	$ 201,101	$ 196,521	$ 191,570
Return on average shareholders' equity - GAAP	10.04%	10.70%	9.53%	8.05%	8.00%
Return on average tangible shareholders' equity – Non-GAAP	13.26%	14.17%	12.67%	10.78%	10.80%